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                           May 26, 2023

       Ben Naccarato
       Executive Vice President and Chief Financial Officer
       Perma-Fix Environmental Services, Inc.
       8302 Dunwoody Place, #250
       Atlanta, Georgia 30350

                                                        Re: Perma-Fix
Environmental Services, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 19, 2023
                                                            File No. 333-272074

       Dear Ben Naccarato:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Jeanette Timmons